Filed pursuant to Rule 433
Dated March 12, 2015

Relating to
Preliminary Prospectus Supplement dated March 12, 2015 to
Prospectus dated November 19, 2014
Registration Statement No. 333-200365
1,500,000 Depositary Shares
Each Representing 1/25th of a Share of
Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series J

Issuer:	Morgan Stanley
Designation of Depositary Shares:	Depositary shares, each representing 1/25th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series J
Aggregate Number of Depositary Shares:	1,500,000
Trade Date:	March 12, 2015
Original Issue Date (Settlement):	March 19, 2015 (T + 5)
Issue Price (Price to Public) Per Depositary Share:	$1,000
Aggregate Issue Price (Price to Public):	$1,500,000,000
Underwriting Discounts and Commissions Per Depositary Share:	$15.00
Aggregate Underwriting Discounts and Commissions:	$22,500,000
Proceeds to Issuer Per Depositary Share:	$985.00
Aggregate Proceeds to Issuer:	$1,477,500,000
Liquidation Preference:	$25,000 per share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series J (equivalent to $1,000 per depositary share)
Dividend Rate (Non-Cumulative):
A fixed rate per annum equal to 5.55% from the original issue date to, but excluding, July 15, 2020 and a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date (as defined in the Preliminary Prospectus Supplement dated March 12, 2015) plus 3.81% from and including July 15, 2020

Dividend Payment Dates:	The 15th day of January and July of each year, commencing on July 15, 2015 and ending on July 15, 2020, and thereafter on the 15th day of January, April, July and October of each year
Optional Redemption:
At the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after July 15, 2020 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus Supplement dated March 12, 2015), in each case at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.

CUSIP:	617474AA9
ISIN:	US617474AA97
Expected Ratings*:	Ba3 / BB / BB / BBB (high) (Moody’s / Standard & Poor’s / Fitch / DBRS)
Lead Manager:	Morgan Stanley & Co. LLC
Co-Managers:	Such other underwriters as shall be so-named in the final Prospectus Supplement to the above-referenced Prospectus relating to the depositary shares
Global Settlement:	Through The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg, as the case may be

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

Preliminary Prospectus Supplement Dated March 12, 2015
Prospectus Dated November 19, 2014